UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT COMPANIES

Investment Company Act file number: **811-21802**

WorldCommodity Funds, Inc.
(Exact Name of Registrant as Specified in Charter)

6075 Roswell Road, Suite 450
Atlanta, GA 30328
(Address of Principal Executive Offices) (Zip Code)

Mr. James Llewellyn
WorldCommodity Asset Management
6075 Roswell Road, Suite 450
Atlanta, GA 30328
(Name and Address of Agent for Service)

Registrant's Telephone Number, including Area Code: 404-437-7420

Date of fiscal year end: **September 30**

Date of reporting period: **September 30, 2008**

Form N-CSR is to be used by management investment companies to file reports with the Commission not later than 10 days after the transmission to stockholders of any report that is required to be transmitted to stockholders under Rule 30e-1 under the Investment Company Act of 1940 (17 CFR 270.30e-1). The Commission may use the information provided on Form N-CSR in its regulatory, disclosure review, inspection and policymaking roles.

A registrant is required to disclose the information specified by Form N-CSR, and the Commission will make this information public. A registrant is not required to respond to the collection of information contained in Form N-CSR unless the Form displays a currently valid Office of Management and Budget ("OMB") control number. Please direct comments concerning the accuracy of the information collection burden estimate and any suggestions for reducing the burden to Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. The OMB has reviewed this collection of information under the clearance requirements of 44 U.S.C. § 3507.

ITEM 1. REPORTS TO STOCKHOLDERS.



WORLDCOMMODITY℠ FUND

ANNUAL REPORT

For the fiscal year ended:
September 30, 2008

www.worldcommodityfunds.com

800-595-4922 • 404-437-7420

Value of $10,000 Invested At Inception
WorldCommodity Fund vs. S&P 500 and RICI (Unaudited)



The chart above covers the period from inception of the Fund (October 27, 2006) to the end of the most recent fiscal year (September 30, 2008).

Note: The following notes pertain to the chart above as well as the performance table included below. Performance information in this report represents past performance and is not a guarantee of future results. The investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares when redeemed may be worth more or less than their original cost. Current performance may be higher or lower than performance quoted within. Any questions you have, including obtaining the latest month-end performance, can be answered by calling the Fund at 1-800-595-4922.

The S&P 500® Total Return Index is an unmanaged index comprised of 500 stocks selected for market capitalization, liquidity, and industry group representation. The RICI™ TR is an unmanaged, total return index representing 36 exchange-traded commodities. The S&P 500® and RICI™ TR are used for comparative purposes. The WorldCommodity Fund™ is not designed to track the S&P 500® or the RICI™ TR indexes and its performance will differ from these benchmarks.

Below is a comparison of the WorldCommodity[SM] Fund's performance with that of two unmanaged, total return indexes, (both with dividends reinvested), that of the *Standard & Poor's 500® Total Return Index* and the *Rogers International Commodity Index® Total Return* from the inception of the Fund through September 30, 2008:

	One Year Ended	Since Inception 10/27/2006 to
	09/30/2008	09/30/08*
WorldCommodity[SM] Fund	**(31.80)%**	**(9.66)%**
Rogers International Commodity Index® Total Return	2.93%	11.09%
S&P 500® Total Return Index	(21.98)%	(6.79)%

*Returns are annualized

Top Ten Holdings* (% of Net Assets)	

ABN AMRO Bank, NV
  Rogers International Commodity
  Index® - Agriculture Excess Return
  (RICIA) Linked Securities
	6.21

GoldCorp Inc.	5.24
JG Boswell Co.	4.63
MESCO, Inc.	4.47
CF Industries Holdings, Inc.	4.33
Namoi Cotton Cooperative Ltd.	3.92
Maryborough Sugar Factory Ltd.	3.85

Swedish Export Credit Corp Elements
  Rogers International Commodity Index® -
  Agriculture Total Return^{SM} Linked Securities
	3.20

Franco Nevada Corp. Warrants (March, 2012)	3.19
UAL Corp.	2.91
	41.95 %

Country Holdings* (% of Net Assets)	
Canada	14.57
United States	12.32
United Kingdom	9.52
Australia	7.77
Sweden	5.12
Japan	4.47
China	2.33
New Zealand	1.79
Hong Kong	0.81
	58.70 %

Commodity Sectors (% of Investments)	
Cash **	40.61
Agriculture	34.63
Metals	18.72
Miscellaneous	6.04
Energy	0.00
	100.00 %

Excludes cash and cash equivalents   **Includes money market funds*

November 16, 2008

To the Shareholders and Directors of the WorldCommodity Fund:

In managing the Fund, the Adviser's strategy is to look globally among all equity markets for companies, countries, and currencies that will benefit from the continued rise of global commodity prices, as measured best by the Rogers International Commodity Index®.

As shown in the preceding table "Commodity Sectors", over 34% of the Fund's portfolio remained invested in securities which the Adviser believes will perform well with rising agricultural prices. However, the best performing commodity sector for 12 months ending September 30, 2008 (as measured by the Rogers Commodity Indices) was once again the energy sector, up 25%:

Rogers International Commodity Index® Energy Total Return	RICIE TR	25.23%
Rogers International Commodity Index® Agriculture Total Return	RICIA TR	(12.36)%
Rogers International Commodity Index® Metals Total Return	RICIM TR	(16.65)%

What factors influenced performance?
From an investor's perspective, this has been a historic year for every major asset class on a worldwide basis, including real estate, bonds, equities, and commodities. Prices of physical commodities and many commodity-related equities reached all-time highs in June 2008 only to make near record reversals by the end of September. Moreover, while the performance figures mentioned above are as of September 30th, commodity prices as measured by the Rogers Commodity Indexes have continued to fall, now down in excess of 30% year to date.

In this respect the Fund's portfolio benefited from the following positioning in 2008:

- Low exposure to energy
- Low exposure to metals
- High cash levels of 11% to 41%;
- High agriculture sector exposure relative to energy and metals

Capital allocation:
To paraphrase Warren Buffett's recent comment:

> 'The job of a capital allocator is not so much to look forward.. where the world is going; but look where the world is leaving- for sure." [1]

Since opening in October 2006, the Adviser has favored the agriculture sector in the Fund's portfolio weightings at the expense of both energy and metals exposure. The decision to favor agricultural-based investments was determined in part based on the Adviser's view that high metals and energy prices had created too much interest in the stocks of these companies worldwide. For the fiscal year ending in September, the Fund's weighting toward agricultural holdings contributed to lower performance relative to both commodity indexes and other natural resource funds as prices for global agricultural commodities as a group continue to lag behind the energy sector. However, in 2008, with most funds dedicated to natural resources devoting 80-100% of assets to oil, gas, and mining-related companies, and crude oil prices reaching $146 per barrel, the portfolio manager formed a view that prices could fall substantially if the investors decided to 'leave' the energy sector. As of June 30, the WorldCommodity Fund was zero percent (0%) invested in the energy sector having disposed of a small position in Penn West Energy Trust; and prices for crude oil closed at $141 per barrel, falling to $100 at September 30.

Portfolio positioning at year-end

The Fund's portfolio began October 2008 holding a large cash position of 41% of net assets, and zero percent (0%) allocation to the energy sector. With crude oil prices in the $50-$60 range in November, the Adviser anticipates making significant investments in the metals/mining and energy sectors.

Metals and Mining - Franco Nevada Corp.

The Adviser is excited to introduce the fund's largest investment in the metals/mining sector at period end, Franco Nevada Corp. At the time of this writing, the United States Federal Deposit Insurance Corporation (FDIC) has put 19 banks into receivership year to date. This spike in the number of failed banks stands in contrast to previous years with only three banks seized in 2007 and no failures in all of 2005 & 2006[2]. Franco-Nevada's business model is perfectly suited for this environment where debt financing of all types for the very capital intensive mining industry is either prohibitively expensive or impossible to acquire. Over the coming years, Franco-Nevada, seeks to build a portfolio of royalty interests in properties mining precious metals, platinum group metals, as well as crude oil and natural gas. The company has one of the best management teams and execution plans in the industry. In the Adviser's opinion, Franco-Nevada will be a prime beneficiary of the global banking crisis and today's lower commodity prices.

1   Source: January 20th, 2007 CNBC interview with Berkshire Hathaway's Warren Buffett.
2   *Source:www.fdic.gov; "Failed Bank List".*

During the six months beginning April 1st and ending September 30th, 2008, the Fund acquired the following securities that were not owned at March 31, 2008 and which are listed as portfolio investments at September 30:

- CF Industries Holdings, Inc.

- Denison Mines Corp.

- Franco Nevada Corp.

- Franco Nevada Corp. Warrants

- Goldcorp Inc.

- Barclays Bank, PLC
  iPath Dow Jones-AIG **Coffee** Total Return Sub-Index
  ETN, Medium-Term Notes, Series A, 06/24/2038

- Deutsche Bank, AG
  Powershares DB Agriculture Double Long ETNs,
  Global Notes, Series A, 04/1/2038

- Swedish Export Credit Corp. ELEMENTS[SM]
  Rogers International Commodity Index® -**Metals** Total Return[SM] Linked Securities
  Medium-Term Notes, 10/24/2022

- *Warrants in Hong Kong and China:*

  Air China Ltd. (12/12/2008) and (2/26/2009)

  Beijing Capital International Airport (1/23/09)

  Chaoda Modern Agriculture Holdings (3/06/09)

  Cathay Pacific Airways, Ltd., (12/19/2008)

  China Southern Airlines, (2/27/2009)

  Sinofert Holdings Ltd. (2/27/2009) & (3/16/2009)

Also, during the six months ended September 30, 2008, the Fund disposed of positions listed at March 31, 2008 and for which no shares were held on September 30, 2008 as follows:

- AMR Corp.
- MF Global Ltd.
- Northwest Airlines Corp.
- Penn West Energy Trust

Fund shareholders should keep in mind that the above discussion applies to the Fund's portfolio as of September 30, 2008 and may not reflect changes occurring subsequent to the end of the fiscal year.

Sincerely,

Jim Llewellyn
President

Expense Example

As a shareholder of the WorldCommodity Fund, you incur two types of costs: (1) transaction costs, which may include, but are not limited to, transaction fees at some broker-dealers, custodial fees for retirement accounts, redemption fees, and wire transfer fees; and (2) ongoing costs, such as the management and administration fees paid to the adviser of the Fund.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period April 1, 2008 through September 30, 2008.

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in this Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these costs were included, your costs would have been higher.

	Beginning Account Value April 1, 2008	Ending Account Value September 30, 2008	Expenses Paid During Period * April 1, 2008 to September 30, 2008
Actual	$1,000.00	$897.60	$7.61
Hypothetical (5% return before expenses)	$1,000.00	$1,017.14	$8.09

* Expenses are equal to the Fund's annualized expense ratio of 1.60%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).

Shares		Country	Market Value	% Net Assets
COMMON STOCKS				
Agricultural – Grain Wholesale				
1,000	Viterra Inc. *	Canada	$ 9,564	2.26%
Agricultural Chemicals - Fertilizer				
200	CF Industries Holdings, Inc.	USA	18,292	4.33%
Agricultural Production				
28	JG Boswell Co.	USA	19,600	
10,000	Maryborough Sugar Factory Ltd.	Australia	16,272	
70,000	Namoi Cotton Cooperative Ltd.	Australia	16,590	
7,086	PGG Wrightson Ltd.	New Zealand	7,578	
			60,040	14.20%
Engineering & Construction - Nonferrous Metals				
3,000	MESCO, Inc.	Japan	18,905	4.47%
Metal Mining & Refining				
2,500	Denison Mines Corp.*	Canada	7,425	
400	Franco Nevada Corp.	Canada	7,527	
700	Goldcorp, Inc.	Canada	22,141	
			37,093	8.77%
Poultry Processing				
300	Cagles, Inc. Class A *	USA	1,245	0.29%
Transportation - Air				
119	Groupe Aeroplan, Inc.	Canada	1,478	
1,400	UAL Corp.	USA	12,306	
			13,784	3.26%
TOTAL COMMON STOCKS (Cost $180,905)			158,923	37.58%
CORPORATE BONDS & NOTES				
Par Value/Units				
25,000	ABN AMRO Bank, N.V. *:	UK	26,265	
	Rogers International Commodity Index® -			
	Agriculture Excess Return (RICIA) Linked Securities,			
	Medium-Term Notes, Series A, 06/29/09			
200	Barclays Bank, PLC*	UK	8,484	
	iPath Dow Jones-AIG **Coffee** Total Return Sub-Index			
	ETN, Medium-Term Notes, Series A, 06/24/2038			

The accompanying notes are an integral part of these financial statements.

Shares		Country	Market Value	% Net Assets
CORPORATE BONDS & NOTES (continued)				
400	Deutsche Bank, AG*	UK	5,504	
	Powershares DB Agriculture Double Long ETNs,			
	Global Notes, Series A, 04/1/2038			
1,000	Swedish Export Credit Corp. ELEMENTS (SM) *	Sweden	8,100	
	Rogers International Commodity Index® -			
	Metals Total Return (SM) Linked Securities			
	Medium-Term Notes, 10/24/2022			
1,500	Swedish Export Credit Corp. ELEMENTS (SM) *	Sweden	13,545	
	Rogers International Commodity Index® -			
	Agriculture Total Return (SM) Linked Securities			
	Medium-Term Notes, 10/24/2022			
TOTAL CORPORATE BONDS & NOTES (Cost $67,643)			61,898	14.64%
WARRANTS				
100,000	Air China Ltd. (12/12/2008)*	China	210	
700,000	Air China Ltd. (02/26/2009)*	China	1,260	
160,000	Beijing Capital International Airport (01/23/09)*	China	2,992	
120,000	Chaoda Modern Agriculture Holdings(03/06/09)*	H Kong	468	
35,000	Cathay Pacific Airways, Ltd., (12/19/2008)*	H Kong	1,600	
2,000,000	China Southern Airlines, (02/27/2009)*	China	5,400	
3,600	Franco Nevada Corp. (03/13/2012)*	Canada	13,481	
14,000	Sinofert Holdings Ltd. (02/27/2009)*	H Kong	414	
100,000	Sinofert Holdings Ltd. (03/16/2009)*	H Kong	940	
TOTAL WARRANTS (Cost $41,502)			26,765	6.33%
PURCHASED CALL OPTIONS (Contracts -100 shares per contract)				
22	Uranium Resources, Inc., Exp 12/20/08 Exercise Price:$2.50	USA	660	
TOTAL PURCHASED CALL OPTIONS (Cost of Premiums Paid $1,342)			660	0.15%
SHORT TERM INVESTMENTS				
169,736	Huntington Treasury Market IV 0.18% **		169,736	
TOTAL SHORT TERM INVESTMENTS (Cost $169,736)			169,736	40.14%
TOTAL INVESTMENTS (Cost $461,128)			417,982	98.84%
ASSETS IN EXCESS OF OTHER LIABILITIES			4,895	1.16%
NET ASSETS			$ 422,877	100.00%

* Non-income producing securities during the year.

** The rate shown represents the yield at September 30, 2008.

The accompanying notes are an integral part of these financial statements.

WorldCommodity Fund
Statement of Assets and Liabilities
September 30, 2008

Assets	
Investments in Securities, at Value (Cost $461,128)	$ 417,982
Dividends and Interest Receivable	1,733
Receivable for Investments Sold	21,975
Total Assets	441,690
Liabilities	
Payable for Investments Purchased	18,194
Accrued Expenses:	
Management Fees	348
Administration Fees	271
Total Liabilities	18,813
Net Assets	$ 422,877
Net Assets consist of	
Paid In Capital	$ 678,500
Distributions in Excess of Net Investment Income	(689)
Accumulated Realized Loss on Investments and foreign currency transactions	(211,788)
Net Unrealized Depreciation on Investments	(43,146)
NET ASSETS	$ 422,877
Shares Outstanding (100,000,000 shares authorized with a $0.0001 par value)	51,299
Net Asset Value, Offering and Redemption Price Per Share	$ 8.24

The accompanying notes are an integral part of these financial statements.

WorldCommodity Fund
Statement of Operations
September 30, 2008

	For the Year Ended September 30, 2008
Investment Income	
Dividends (net of foreign tax withheld of $1,606)	$ 8,889
Interest	2,114
Total Investment Income	11,003
Expenses	
Advisory Fees (Note 3)	6,016
Administrative Fees	4,678
Total Expenses	10,694
Net Investment Income	309
Realized and Unrealized Gain (Loss) on Investments:	
Realized Loss on Investments	(192,807)
Net Realized Gain from Written Option Contracts	4,304
Net Change in Unrealized Appreciation \ Depreciation on Investments	(108,983)
Net Realized and Unrealized Loss on Investments	(297,486)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ (297,177)

The accompanying notes are an integral part of these financial statements.

WorldCommodity Fund
Statement of Changes in Net Assets
September 30, 2008

	For the Year Ended Sept. 30, 2008	For the Period* Ended Sept. 30, 2007
CHANGE IN NET ASSETS		
From Operations		
Net Investment Income	$ 309	$ 2,173
Net Realized Loss on Investments, Written Options, and Foreign Currency Transactions	(188,503)	(17,595)
Net Change in Unrealized Appreciation Depreciation on Investments	(108,983)	64,069
Net Increase (Decrease) in Net Assets Resulting from Operations	(297,177)	48,647
From Distributions to Shareholders		
Net Investment Income	(8,632)	(229)
From Capital Share Transactions		
Proceeds from Sale of Shares	505,307	718,030
Shares Issued on Reinvestment of Dividends	8,632	229
Cost of Shares Redeemed	(652,081)	(2,723)
Net Increase (Decrease) from Shareholder Activity	(138,142)	715,536
NET ASSETS		
Net Increase (Decrease) in Net Assets	(443,951)	763,954
Beginning of Period	866,828	102,874
End of Period (Including Undistributed Net Investment Income of $0 and $3,931, respectively).	$ 422,877	$866,828
SHARE TRANSACTIONS		
Shares Sold	47,123	60,962
Shares Issued on Reinvestment of Dividends	835	22
Shares Redeemed	(67,514)	(249)
Net Increase in Shares	(19,556)	60,735
Outstanding at Beginning of Period	70,855	10,120
Outstanding at End of Period	51,299	70,855

* October 27, 2006 commencement of operations

The accompanying notes are an integral part of these financial statements.

	For the Year Ended Sept. 30, 2008	For the Period* Ended Sept. 30, 2007
Selected data for a share outstanding throughout each period		
NET ASSET VALUE, AT BEGINNING OF PERIOD	$ 12.23	$ 10.17
Income / Loss From Investment Operations:		
Net Investment Income **	(0.00)***	0.06
Net Gain (Loss) on Investments and foreign currency (Realized and Unrealized)	(3.86)	2.02
Total from Investment Operations	(3.86)	2.08
Distributions:		
Net Investment Income	(0.13)	(0.02)
NET ASSET VALUE, AT END OF PERIOD	$ 8.24	$ 12.23
TOTAL RETURN	(31.80)%	20.51%[b]
Ratios/Supplemental Data:		
Net Assets at End of Period (Thousands)	$ 423	$ 867
Ratio of Expenses to Average Net Assets	1.60%	1.62%[a]
Ratio of Net Investment Income to Average Net Assets	0.05%	0.54%[a]
Portfolio Turnover	273%	125%

* October 27, 2006 commencement of operations

** Per share net investment income has been determined on the basis of average shares outstanding during the period.

*** Rounds to less than 0.005 per share

(a) Annualized

(b) Not annualized, assumes reinvestment of dividends

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

WorldCommodity Funds, Inc. (the "Company") was incorporated in Maryland on August 9, 2005 as a non-diversified, open-end management investment company. The Company's Articles of Incorporation permit the Board of Directors of the Company (the "Board" or the "Directors") to issue 100,000,000 shares of common stock at $.0001 par value. The Board has the power to designate one or more separate and distinct series and/or classes of shares of common stock and to classify or reclassify any shares not issued with the respect to such series. WorldCommodity Fund (the "Fund"), a non-diversified fund, is the sole series of the Company. The Fund's investment objective is to seek capital appreciation by investing in equity securities issued by commodity-related companies and commodity–linked note securities. The Fund's registration statement became effective with the SEC and the Fund commenced operations on October 27, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

Valuation
The Fund's securities are valued each day at the last quoted sales price on the securities principal exchange. If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith by the Adviser, in accordance with procedures approved by the Board of Directors. Securities primarily traded in the NASDAQ National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. The Fund may use independent pricing services to assist in calculating the value of the Fund's securities. In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the Fund. In computing NAV of the Fund, the Adviser values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE. Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the values of a Fund's securities, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its shares, the securities will be valued at fair value utilizing procedures under the direction of the Board of Directors.

Foreign Currency Translation
The books and records of the Fund are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the fair values of assets and liabilities, other than investments in securities at fiscal period end, resulting from changes in exchange rates.

Security Transactions and Investment Income
The Fund follows industry practice and records security transactions on the trade date. Realized gains and losses on security transactions are determined on a specific identification basis. Interest income and estimated expenses are accrued daily. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recognized as soon as the Fund is notified of the ex-dividend date.

Written Option Accounting

The Fund may write (sell) put and call options. When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is included in the Statements of Assets and Liabilities as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current value of the option written. By writing an option, the Fund may become obligated during the term of the option to deliver (with respect to a call option) or purchase (with respect to a put option) the securities underlying the option at the exercise price if the option is exercised. When an option expires on its stipulated expiration date, the Fund realizes a gain. When the Fund enters into a closing purchase transaction, the Fund realizes a gain or loss if the cost of the closing purchase transaction differs from the premium received when the option was sold without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is eliminated. If a call option written by the Fund is exercised, the proceeds of the sale of the underlying security will be increased by the premium originally received and the Fund will realize a gain or loss on the sale of the security. If a put option written by the Fund is exercised, the Fund's basis in the underlying security will be reduced by the premium originally received.

Purchased Option Accounting

Premiums paid for option contracts purchased are included in the Statements of Assets and Liabilities as an asset. When option contracts expire or are closed, realized gains or losses are recognized without regard to any unrealized gains or losses on the underlying securities.

Dividends and Distributions to Shareholders

Dividends and distributions, if any, will be declared and distributed at least annually. However, the Directors may decide to declare dividends and distributions at other intervals. Dividends and distributions to shareholders from net investment income are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences may be permanent or temporary. Permanent book and tax differences may result in reclassifications to paid-in capital and may affect the per-share allocation between net investment income, and realized and unrealized gains (losses). Permanent book and tax differences may result in reclassifications to paid-in capital and may affect the per-share allocation between net investment income, and realized and unrealized gains (losses). These reclassifications have no impact on net assets or the results of operations. Temporary differences are not reclassified, as they may reverse in subsequent periods. Any taxable income or gain of the Fund remaining at fiscal year end will be declared and distributed in the following year to the shareholders of the Fund.

In accordance with accounting pronouncements, the Fund has recorded reclassifications in its capital accounts. These reclassifications have no impact on the net assets of the Fund and are designed generally to present distributions in excess of net investment income and accumulated realized loss on investments and foreign currency transactions on a tax basis which is considered to be more informative to the shareholder. As of September 30, 2008, the Fund recorded the following reclassifications to increase/(decrease) the capital accounts listed below:

Distributions in excess of Net Investment Income	$ 3,703
Accumulated realized loss on investments and foreign Currency transactions	(3,703)

Expenses

Expenses for the Fund are accrued on a daily basis and are based on prior day net assets.

Federal Income Taxes

For federal income tax purposes, the Fund intends to continue to qualify each year as a regulated investment company under Subchapter M of the Internal Revenue Code by distributing substantially all of its taxable income and net capital gains to its shareholders annually and otherwise complying with the requirements for regulated investment companies. Therefore, no provision has been made for federal income or excise taxes.

FASB Interpretation 48

On July 13, 2006 the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 (FIN 48) "Accounting for the Uncertainty of Income Taxes". FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be booked as a tax expense in the current year and recognized as: a liability for unrecognized tax benefits; a reduction of an income tax refund receivable; a reduction of deferred tax asset; an increase in deferred tax liability; or a combination thereof. Management has evaluated the application of FIN 48 and its impact on the Fund's financial statements and has determined that there is no impact on the financial statements of the Fund.

FIN 48 requires the Fund to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions. Open tax years are those that are open for exam by taxing authorities. Major jurisdictions for the Fund include Federal and the state of Maryland. As of September 30, 2008, open Federal and Maryland tax years include the tax years ended September 30, 2007 through 2008. The Fund has no examination in progress. The Fund has reviewed all open tax years and major jurisdictions and concluded that the adoption of FIN 48 resulted in no effect to the Fund's financial position or results of operations. There is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the tax return for the fiscal year-end September 30, 2008. The Fund is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results may differ from these estimates.

3. INVESTMENT ADVISORY AGREEMENTS AND OTHER RELATED PARTY TRANSACTIONS

Investment Advisory Agreement

McConnell Asset Management, LLC (the "Adviser") doing business as, WorldCommodity Asset Management acts as investment adviser for the Fund pursuant to the terms of the Investment Advisory Agreement (the "Advisory Agreement"). The Adviser is a Georgia limited liability company and is registered with the Securities and Exchange Commission as an investment adviser. Under the terms of the Advisory Agreement, the Adviser manages the investment operations of the Fund in accordance's with the Fund's investment policies and restrictions.   The Adviser furnishes an investment program for the Fund; determines what investments should be purchased, sold, and held; and makes changes on behalf of the Company in the investments of the Fund. For its investment advisory services to the Fund, the Fund pays to the Adviser, as of the last day of each month, an annualized fee equal to 0.90% of average net assets of the Fund, such fee to be computed daily based upon daily average net assets of the Fund. For the fiscal year ended September 30, 2008 the Adviser earned fees of $6,016.

The Fund has also entered into an Operating Services Agreement (the "Services Agreement") with the Adviser. Under the terms of the Services Agreement, the Adviser arranges to provide, day-to-day operational services to the Fund including, but not limited to; accounting, administrative, legal, dividend disbursing and transfer agent, registrar, and custodial. The Adviser may, employ third parties to assist it in performing the various services required of the Fund and is responsible for compensating such parties. For the Adviser's services to the Fund, the Fund pays to the Adviser, as of the last day of each month, an annualized fee equal to 0.70% of average net assets of the Fund, such fee to be computed daily based upon daily average net assets of the Fund. For the fiscal year ended September 30, 2008 the Adviser earned fees of $4,678.

Distribution Agreement

The Fund currently distributes its own shares. Shares of the Fund are offered to the public on a continuous basis, but the Fund reserves the right to discontinue offering its shares at any time.

The Fund's Board of Directors has adopted a Plan of Distribution pursuant to Rule 12b-1 of the Investment Company Act of 1940 (the "1940 Act"), the Plan has not been implemented, and the Fund has no present intention of implementing the Plan. The maximum amount that the Fund would pay under the Plan on an annualized basis would be 0.25% of the average daily net assets, payable to service providers providing personal service and/or maintaining accounts relating to the distribution of the Fund's shares. To date, the Fund has not collected any fees related to Rule 12b-1 of the 1940 Act.

4. INVESTMENT TRANSACTIONS

Investment transactions, excluding short-term investments for the fiscal year ended September 30, 2008, were as follows:
Purchases………………………$1,491,511
Sales……………………………$1,689,427

There were no purchases or sales of U.S. Government Securities.

Written Options
Written option activity for the year ended September 30, 2008 was as follows:

	Number of Options	Amount of Proceeds
Options outstanding at 9/30/07	-	-
Options written	(250)	(19,080)
Options expired	96	4,039
Options covered	154	15,041
Options outstanding at 9/30/08	-	-

5. FEDERAL INCOME TAXES

For U.S. federal income tax purposes, the cost of investments and gross unrealized appreciation and depreciation of investments at September 30, 2008 were as follows:

Cost of investments	$ 463,439
Gross unrealized appreciation	$ 9,411
Gross unrealized depreciation	$ (54,868)
Net unrealized appreciation / (depreciation)	$ (45,457)

As of September 30, 2008 the components of accumulated losses on a tax basis were as follows:	
Net unrealized depreciation	$ (45,457)
Undistributed ordinary income	6,914
Deferred post – October Capital losses	(217,080)
Total accumulated losses on a tax basis	$ (255,623)

The difference between undistributed ordinary income and distributions in excess of net investment income in the Statement of Assets and Liabilities is due to differing book tax treatments of spin offs from foreign corporations, imputed income on the Fund's investment in a commodity-linked note and differing book tax treatment of short term capital gains. The difference between the net unrealized appreciation / (depreciation) on a tax basis and the net unrealized depreciation in the Statement of Assets and Liabilities is due to offsetting adjustments for the ordinary income adjustments described herein.

The tax character of distributions paid by the Fund was as follows:

	For the Fiscal Year Ended September 30, 2008	For the Period Ended September 30, 2007
Ordinary income	$ 8,632	$ 229

6. RISKS AND UNCERTAINTIES

Non-Diversification Risk
The Fund is classified as non-diversified. This means that the Fund can invest a greater percentage of its assets in fewer securities than a diversified fund. Because the Fund invests its assets in fewer securities; the Fund is subject to greater risk of loss if any of those securities become permanently impaired. Additionally, the net asset value of a non-diversified fund generally is more volatile and a shareholder may have a greater risk of loss if he or she redeems during a period of high volatility. Lack of broad diversification also may cause the Fund to be more susceptible to economic, political or regulatory events than a diversified fund.

Sector Focus Risk
The Fund's investments in commodity-related companies can be significantly effected by events relating to those sectors. The prices of agriculture, metals, and energy sector commodities may fluctuate widely due to changes in value, which depend largely on the price and supply, international political events relating to commodity producing countries, the success of new projects, and tax and other governmental regulatory policies. As a result, the securities owned by the Fund may react similarly to and move in unison with one another. Because the Fund may focus its investments in the agriculture, metals, or energy sectors, it is subject to the risks affecting that sector and the Fund's share price may be more volatile than a fund that invests in a wide variety of market sectors.

Foreign Securities
Foreign investments can involve significant risks in addition to the risks inherent in U.S. investments. The value of securities denominated in or indexed to foreign currencies, and of dividends and interest from such securities, can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Foreign securities markets generally have less trading volume and less liquidity than U.S. markets, and prices on some foreign markets can be highly volatile. Many foreign countries lack uniform accounting and disclosure standards comparable to those applicable to U.S. companies and it may be more difficult to obtain reliable information regarding an issuer's financial condition and operations. In addition, the costs of foreign investing, including withholding taxes, brokerage commissions, and custodial costs, generally are higher than for U.S. investments.

Foreign markets may offer less protection to investors than U.S. markets. Foreign issuers, brokers, and securities markets may be subject to less government supervision. Foreign security trading practices, including those involving the release of assets in advance of payment, may invoke increased risks in the event of a failed trade or the insolvency of a broker-dealer, and may involve substantial delays. It also may be difficult to enforce legal rights in foreign countries.

Investing abroad also involves different political and economic risks. Foreign investments may be affected by actions of foreign governments adverse to the interests of U.S. investors, including the possibility of expropriation or nationalization of assets, confiscatory taxation, and restrictions on U.S. investment or on the ability to repatriate assets or convert currency into U.S. dollars, or other government intervention. There may be a greater possibility of default by foreign governments or foreign government-sponsored enterprises. Investments in foreign countries also involve a risk of local political, economic or social instability, military action or unrest, or adverse diplomatic developments. There is no assurance that an adviser will be able to anticipate or counter these potential events and their impacts on the Fund's share price.

Credit Risk of Debt Securities
A debt instrument's credit quality depends on the issuer's ability to pay interest on the security and repay the debt: the lower the credit rating, the greater the risk that the security's issuer will default. The credit risk of a security may also depend on the credit quality of any bank or financial institution that provides credit enhancement for the security.

Commodity-Linked Notes Securities

The Fund will invest indirectly in commodities through instruments that invest in or are a derivative of commodities, such as commodity-linked notes. In a typical commodity-linked note, sometimes referred to as a commodity-linked structured note, the principal and/or coupon payments are linked to the value of an individual commodity, or the performance of commodity indices. Therefore, these securities are "commodity-linked". Also, at maturity, the Fund may receive more or less principal than it originally invested. The commodity-linked notes in which the fund invests, may be issued by U.S. and foreign banks, brokerage firms, insurance companies and other corporations. These notes are debt securities of the issuer and so, in addition to fluctuating in response to changes in the underlying commodity index, will be subject to credit and interest rate risks that typically affect debt securities.

NOTE 7. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current GAAP from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of September 30, 2008 the Fund does not believe the adoption of SFAS No. 157 will impact the financial statement amounts; however, additional disclosures may be required regarding inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.

In March 2008, FASB issued its Statement on Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). This standard is intended to enhance financial statement disclosures for derivative instruments and hedging activities and enable investors to understand: a) how and why a fund uses derivative instruments, b) how derivative instruments and related hedge items are accounted for, and c) how derivative instruments and related hedge items affect a fund's financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. As of September 30, 2008 management does not believe the adoption of SFAS 161 will impact the financial statement amounts; however, additional footnote disclosures may be required about the use of derivative instruments and hedge items.

NOTE 8. INDEMNIFICATIONS

Under the Fund's organizational documents, its Officers and Directors are indemnified against certain liabilities arising out of the performance of their duties to the Fund. In the normal course of business, the Fund enters into contracts that contain a variety of representations, which provided general indemnifications. The Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of loss to be remote.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Shareholders of the WorldCommodity Fund and
the Board of Directors of WorldCommodity Funds, Inc.**

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of the WorldCommodity Fund, a series of shares of WorldCommodity Funds, Inc., as of September 30, 2008, and the related statement of operations for the year then ended, and the statements of changes in net assets and the financial highlights for the year then ended and for the period from October 27, 2006 (commencement of operations) to September 30, 2007. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 2008, by correspondence with the custodian and broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the WorldCommodity Fund, as of September 30, 2008, the results of its operations for the year then ended, the changes in its net assets and its financial highlights for the year then ended and for the period from October 27, 2006 (commencement of operations) to September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.


BRIGGS, BUNTING & DOUGHERTY, LLP


**Philadelphia, Pennsylvania
January 29, 2009**

The following table contains information concerning each officer of the Company and each Director of the Company who is an "interested person" of the Company, as defined in the 1940 Act. Mr. Llewellyn is an interested person as defined in the 1940 Act by virtue of his employment with the Adviser.

INTERESTED DIRECTORS AND OFFICERS (Unaudited)

NAME, ADDRESS AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE & LENGTH OF TIME SERVED**	PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIPS HELD BY DIRECTOR
James Llewellyn 6075 Roswell Road, Suite 450 Atlanta, GA 30328 Year of Birth: 1969	Director, President and Treasurer	Mr. Llewellyn has served as a director of the Fund since the Fund's inception in 2006.	Managing Member, McConnell Asset Mgmt, LLC, April 2004; Private Client Consultant, E*TRADE Securities, LLC, 2000; Financial Consultant, Merrill Lynch Futures, Inc., 1998	One	None

** Each Director serves for an indefinite term.

The following table contains information regarding each director who is not an "interested person" of the Company, as defined in the 1940 Act.

INDEPENDENT DIRECTORS

NAME, ADDRESS AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE & LENGTH OF TIME SERVED**	PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIPS HELD BY DIRECTOR
Christopher Witte 6075 Roswell Road, Suite 450 Atlanta, GA 30328 Year of Birth:1969	Independent Director	Mr. Witte has served as a director of the Fund since the Fund's inception in 2006.	Sr. Project Manager IT Operations, Cingular Wireless Inc/AT&T, 2002; Mgr. IT Operations, Cypress Restaurants of Georgia, Inc., 2001	One	None
Terry L. Cornett 6075 Roswell Road, Suite 450 Atlanta, GA 30328 Year of Birth: 1944	Independent Director	Mr. Cornett has served as a director of the Fund since the Fund's inception in 2006.	Private real estate investments, Cornett Consulting, Inc., 2001; Account manager, The Procter and Gamble Co. 1970-1994	One	None

** Each Director serves for an indefinite term.

PROXY VOTING GUIDELINES (unaudited)

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available upon request. The Fund annually discloses its complete proxy voting record on Form N-PX. The Fund is required to file Form N-PX, with its complete proxy voting record for the 12 months ended June 30th, no later than August 31st of each year. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30th will be available without charge by calling 1-800-595-4922, by writing to WorldCommodity Funds, Inc. c/o Mutual Shareholder Services, LLC, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147, or visiting the SEC's web site at www.sec.gov.

PORTFOLIO HOLDINGS DISCLOSURE POLICY (unaudited)

The Fund files a complete schedule of investments with the SEC for the first and third quarter of each fiscal year on Form N-Q. The Fund's first and third fiscal quarters end on December 31 and June 30. The Form N-Q filing must be made within 60 days of the end of the quarter. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov, or they may be reviewed and copied at the SEC's Public Reference Room in Washington, DC (call 1-800-732-0330 for information on the operation of the Public Reference Room). You may also obtain copies by calling the Fund at 1-800-595-4922.

SHAREHOLDER TAX INFORMATION (unaudited)

The information below is reported from the Fund's fiscal year and not calendar year, therefore, shareholders should refer to their Form 1099-DIV or other tax information which will be mailed in 2009 to determine the calendar year amounts to be included on their 2008 tax returns. Shareholders should consult their own tax advisers. The Fund is required to advise you within 60 days of the Fund's fiscal year end regarding the federal tax status of distributions received by the shareholders during the fiscal year. During the fiscal year ended September 30, 2008, the following dividends and distributions were paid by the Fund:

Distributions	December 2007
Ordinary Income	$ 0.1264
Total	$ 0.1264

For the taxable year ended September 30, 2008, 100% of ordinary income distributions paid by the Fund were treated as qualified dividends.

APPROVAL OF INVESTMENT ADVISORY AGREEMENT (unaudited)

On August 18, 2008, the Board of Directors of WorldCommodity Funds, Inc., with a majority of the independent Directors voting separately, renewed the Investment Company Services Agreement and Operating Services Agreement (collectively, the "Agreements") between the Fund and McConnell Asset Management, LLC. The Directors requested that they be provided certain information under 15(c) of the 1940 Act in connection with their consideration of the renewal of the Agreements. The Adviser provided such information in a letter to the Board (the "Section 15(c) Response Letter"). As required by the Section 15(c) and relevant court decisions, the Directors considered a variety of factors when contemplating the renewal of the Agreements. There were no material or substantive changes to the agreements since the Board last considered their approval

In approving the existing investment advisory agreement, the Board of Directors considered a number of factors, including, but not limited to, the following:

i. the nature, extent and quality of the services offered by the Adviser.
ii. the Adviser's investment management capabilities, methodologies and performance.
iii. the reasonableness of the compensation payable to the Adviser and the Fund's expense ratio.
iv. the cost of services and the profit to be realized by the Adviser.
v. economies of scale.

i. the nature, extent and quality of the services offered by the Adviser.
In considering approval of the Fund's advisory agreement, the Board evaluated the nature and extent of the services provided by the Adviser. The Adviser provides the Fund with office space, facilities, and equipment; administrative, clerical and compliance personnel; investment advice with respect to the Fund and invests and reinvests the cash, securities and property comprising the assets of the Fund; securities trading services and oversight of third party service providers.

The Board also considered the quality of the services provided and quality of the Adviser's resources that are available to the Fund. The Board evaluated the professional qualifications and experience of the Adviser's personnel. The Board noted that the Portfolio Manager has over 10 years professional experience in the securities industry; and as a licensed professional completed the following NASD exams-Series 63, 3, 6, 7, and 65. The Portfolio Manager also has relevant experience with commodities trading at Merrill Lynch Futures, Inc. (NASD Series 3), where he was an associate member of the NFA (National Futures Association). The Board also noted, the Adviser's consulting experience with Beeland Management Company, LLC, sponsor of the Rogers International Commodities Index Funds, and the Portfolio Manager's personal experience as a founding limited partner of Beeland from 1997-2004, and a member of the 2005 Rogers International Commodity Index Committee.

ii. the Adviser's investment management capabilities, methodologies and performance.
In its evaluation of the Adviser's performance, the Board noted that it will consider the performance of the Fund and thus the investment adviser, during the past one year, and life of fund periods relative to the performance of market indices and the Fund's peer group during the same periods. Peer Group: The Board reviewed information provided by the Adviser comparing the historical performance of relevant market indices, and other "natural resources" funds advised by other investment advisers. This peer group consists of funds with similar investment objectives and policies as the Fund. Differences in asset size and expense ratios are noted along with the affect of any fee limitations or expense reimbursement on the Fund's and the peer group's performance.

iii. the reasonableness of the compensation payable to the Adviser and the Fund's expense ratio.
The Board also reviewed information, including comparative information, regarding the fees paid to the Adviser and other expenses borne by the Fund. The Board reviewed comparative data in regard to the fees and expenses of the Fund, other natural resources funds, and other funds with comparable asset levels and distribution features. The Board noted that pursuant to an Operating Services agreement, the Adviser is responsible for paying all the Fund's expenses except commissions and other brokerage fees, taxes, interest and other extraordinary expenses. The Board concluded that the Fund's expense ratio is reasonable on both an absolute basis and relative to its' peer group. Considering both the Advisory Agreement and Operating Agreement with the Adviser; and as a new fund with a small asset base, the Fund's actual expenses borne by the Adviser are considerably higher than those charged to investors in the Fund via the expense ratio.

iv. the cost of services and the profit to be realized by the Adviser.
The Board also reviewed a cost and profitability analysis provided by the Adviser, which included a discussion and analysis of the profitability to the Adviser. In assessing profitability, the Board considered losses incurred by the Adviser in an effort to build assets and losses related to initial organizational costs.

v. economies of scale.
The Board considered, that as the Fund grows, it will be necessary to evaluate whether potential economies of scale are adequately shared by the Adviser with the Fund, and whether economies of scale should be reflected in the advisory fee through the use of breakpoints.

Conclusion:
Based upon its review, the Board concluded that the Adviser's investment methodologies would fit with the Fund's investment policies, and that the Adviser has the capabilities, resources and personnel necessary to manage the Funds effectively. Further, the Board concluded that based on the services the Adviser would be required to render under the investment advisory agreement, that compensation to be paid to the Adviser was fair and reasonable. As a result, the entire Board, with Independent Directors voting separately, approved the Investment Advisory Agreement with the Adviser.

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Board of Directors
Christopher Witte
Terry L. Cornett
James Llewellyn

WorldCommodity Funds, Inc.
6075 Roswell Road, Suite 450
Atlanta, Georgia 30328

Investment Adviser
McConnell Asset Management, LLC
d/b/a WorldCommodity Asset Management
6075 Roswell Road, Suite 450
Atlanta, Georgia 30328
404-437-7420 www.worldcommodityfunds.com

Custodian
Huntington National Bank, N.A.
41 South High Street
Columbus, Ohio 43215

Independent Registered Public Accounting Firm
Briggs Bunting & Dougherty, LLP
1835 Market Street, 26th Floor
Philadelphia, Pennsylvania 19103

Transfer Agent, Fund Accountant, and Fund Administrator
Mutual Shareholder Services, LLC
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

This report is provided for the general information of the shareholders of the WorldCommodity℠ Fund. This report is not intended for distribution to prospective investors in the Fund, unless preceded or accompanied by an effective prospectus, which contains more information on fees, charges and other expenses and should be read carefully before investing or sending money. Past performance is not a guarantee of future results.

ITEM 2. CODE OF ETHICS.

(a) As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party.

(b) During the period covered by this report, there were amendments to provisions of the code of ethics.

(c) During the period covered by this report, there were no waivers or implicit waivers of a provision of the code of ethics.

(d) The registrant's Code of Ethics is filed herewith.

ITEM 3. AUDIT COMMITTEE FINANCIAL EXPERT.

The registrant's board of directors has determined that the registrant has at least one audit committee financial expert serving on its audit committee. Christopher Witte is the "audit committee financial expert" and is considered to be "independent" as each term is defined in Item 3 of Form N-CSR.

ITEM 4. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The registrant has engaged its principal accountant to perform audit services, audit-related services, tax services and other services during the last two fiscal years. "Audit services" refer to performing an audit of the registrant's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. "Audit-related services" refer to the assurance and related services by the principal accountant that are reasonably related to the performance of the audit. "Tax services" refer to professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. "Other services" provided by the principal accountant were $0. The following table details the aggregate fees billed or expected to be billed for each of the last two fiscal years for audit fees, audit-related fees, tax fees and other fees by the principal accountant.

	FYE 09/30/2008	FYE 09/30/07
Audit Fees	$13,000	$13,000
Audit-Related Fees	$0	$0
Tax Fees	$2,000	$2,000
All Other Fees	$0	$0

The audit committee has adopted pre-approval policies and procedures that require the audit committee to pre-approve all audit and non-audit services to the registrant, including services provided to any entity affiliated with the registrant. All of the amounts for Audit Fees, Audit-Related Fees and Tax Fees in the above table are for services pre-approved by the registrant's audit committee. For the most recent fiscal year, all of the principal accountant's hours expended on auditing the registrant's financial statements were attributed to work performed by full-time permanent employees of the principal accountant.

ITEM 5. AUDIT COMMITTEE OF LISTED COMPANIES.

Not applicable to registrants who are not listed issuers (as defined in Rule 10A-3 under the Securities Exchange Act of 1934).

ITEM 6. SCHEDULE OF INVESTMENTS.

Schedule of Investments is included as part of the report to shareholders filed under Item 1 of this Form.

ITEM 7. DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END FUNDS.

Not applicable to open end investment companies.

ITEM 8. PORTFOLIO MANAGERS OF CLOSED-END FUNDS.

Not applicable to open end investment companies.

ITEM 9. PURCHASES OF EQUITY SECURITIES BY CLOSED-END FUNDS.

Not applicable to open end investment companies.

ITEM 10. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

There have been no material changes to the procedures by which shareholders may recommend nominees to the registrant's board of directors.

ITEM 11. CONTROLS AND PROCEDURES.

(a) The registrant's principal executive and principal financial officer, or persons performing similar functions, have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act") are effective, as of a date within 90 days of the filing of the report that includes the disclosure required by this paragraph, based on their evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and Rule 15d-15(b) under the Securities Exchange Act of 1934, as amended.

(b) There were no significant changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

ITEM 12. EXHIBITS.

(a)(1)   Any code of ethics or amendment thereto, that is subject of the disclosure required by Item 2, to the extent that the registrant intends to satisfy Item 2 requirements through filing an exhibit.
EX-99.COE. The registrant's Code of Ethics is filed herewith.

 (a)(2) Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
EX-99.CERT. Filed herewith.

(a)(3)   Any written solicitation to purchase securities under Rule 23c-1 under the Act (17 CFR 270.23c-1) sent or given during the period covered by the report by or on behalf of the registrant to 10 or more persons.
Not applicable to open-end investment companies.

(b) Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
EX-99.906CERT. Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

WORLDCOMMODITY FUNDS, INC.

By /s/ JAMES LLEWELLYN
James Llewellyn
President and Treasurer

Date: January 30, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By /s/ JAMES LLEWELLYN
James Llewellyn
President and Treasurer

Date: January 30, 2009

CERTIFICATION

I, James Llewellyn, certify that:

1. I have reviewed this report on Form N-CSR of WorldCommodity Funds, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows (if the financial statements are required to include a statement of cash flows) of the registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer (s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) and internal control over financial reporting (as defined in Rule 30(a)-3(d) under the Investment Company Act of 1940) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal controls over the financial reporting, or caused such internal controls over the financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers(s) and I have disclosed to the registrant's auditors and the independent members of the board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 30, 2009   By /s/ JAMES LLEWELLYN
                                                     James Llewellyn
                                                     President and Treasurer   Ex-99.CERT

CERTIFICATION

I, James Llewellyn, President and Treasurer of WorldCommodity Funds, Inc. (the "Registrant"), certify to the best of my knowledge that:

1.   The Registrant's periodic report on Form N-CSR for the period ended September 30, 2007 (the "Form N-CSR") fully complies with the requirements of Sections 15(d) of the Securities Exchange Act of 1934, as amended; and

2.   The information contained in the Form N-CSR fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

WORLDCOMMODITY FUNDS, INC.

By /s/ JAMES LLEWELLYN
James Llewellyn
President and Treasurer

Date: January 30, 2009

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to WorldCommodity Funds, Inc. and will be retained by WorldCommodity Funds, Inc. and furnished to the Securities and Exchange Commission (the "Commission") or its staff upon request.

This certification is being furnished to the Commission solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Form N-CSR filed with the Commission.

Ex-99.906 CERT